SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(RULE 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 1)*

Foundation Medicine, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

350465100
(CUSIP Number)

_______________

Jennifer L. Kercher, Esq.

1600 Amphitheatre Parkway
Mountain View, CA 94043

(650) 253-0000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

COPY TO:

Jeffrey D. Karpf, Esq.

c/o Cleary, Gottlieb, Steen & Hamilton LLP

One Liberty Plaza, New York, NY 10006

(212) 225-2864

June 15, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

This information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Google Ventures 2011, L.P. (“GV 2011”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐	(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
	REPORTING PERSON	-0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
	EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	0.00%
14	TYPE OF REPORTING PERSON	PN

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Google Ventures 2011 GP, L.L.C. (“GP 2011”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐	(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
	REPORTING PERSON	-0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
	EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	0.00%
14	TYPE OF REPORTING PERSON	OO

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Google Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐	(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
	REPORTING PERSON	-0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
	EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	0.00%
14	TYPE OF REPORTING PERSON	CO

Statement on Schedule 13D

This Amendment No. 1 (the “Amendment” amends and supplements the Schedule 13D filed on April 17, 2015 (the “Original Schedule 13D”) by Google Ventures 2011, L.P. (“GV 2011”), Google Ventures 2011 GP, L.L.C. (“GP 2011”), and Google Inc. Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

This Amendment amends and restates the ninth paragraph of Item 3 of the Original Schedule 13D in its entirety as set forth below:

Solely as a result of the Investor Rights Agreement filed as Exhibit 4.1 of the Form 8-K filed by Issuer with the Securities and Exchange Commission on January 12, 2015, the Reporting Persons may have been deemed to have beneficial ownership of the (a) 20,604,288 shares directly held by Roche Holdings, Inc., an indirect wholly owned subsidiary of Roche Holding Ltd (“Roche” and together with Roche Holdings, Inc. and Roche Finance Ltd, the “Roche Entities”), (b) 414,823 shares directly held by Roche Finance Ltd, a wholly owned subsidiary of Roche and (c) 828,456 shares previously held by Third Rock Ventures, L.P. (“TRV”). As a result of the May 2015 Offering (as defined below) the Reporting Persons no longer hold shares of the Issuer and, accordingly, may not be deemed to beneficially own shares directly held by the Roche Entities or TRV. The Reporting Persons disclaim beneficial ownership of the shares of Issuer held by Roche Holdings, Inc., Roche Finance Ltd or TRV.

ITEM 4.	PURPOSE OF TRANSACTION.

This Amendment amends and restates Item 4 of the Original Schedule 13D in its entirety:

From May 14 to June 15, GV 2011 sold an aggregate of 192,460 shares pursuant to an exemption from the Securities Act of 1933, as amended (the “May 2015 Offering”).

As a result of the May 2015 Offering, the Reporting Persons no longer hold shares of the Issuer.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

This Amendment amends and restates the first paragraph of Item 5 of the Original Schedule 13D in its entirety as set forth below:

(a, b) As a result of the May 2015 Offering, the Reporting Persons do not beneficially own any shares of the Issuer.

This Amendment amends and supplements Item 5 of the Original Schedule 13D by adding the following immediately prior to the third paragraph :

 On June 15, 2015, GV 2011 sold 114,481 shares of Common Stock at a weighted average price of $32.33 per share (for aggregate proceeds of $3,701,639.68).

  On June 12, 2015, GV 2011 sold 53,645 shares of Common Stock at a weighted average price of $33.72 per share (for aggregate proceeds of $1,809,121.45).

  On June 11, 2015, GV 2011 sold 15,734 shares of Common Stock at a weighted average price of $35.14 per share (for aggregate proceeds of $552,904.38).

On May 14, 2015, GV 2011 sold 8,600 shares of Common Stock at a weighted average price of $38.57 per share (for aggregate proceeds of $331,670.25).

This Amendment amends and restates the third paragraph of Item 5 of the Original Schedule 13D in its entirety as set forth below:

In addition, on April 7, 2015, GV 2011 tendered 952,192 shares at $50 per share (for aggregate proceeds of $47,609,600) to Roche Entities pursuant to a tender offer disclosed in Amendment No. 6 to Schedule TO filed by Roche Entities with the Securities Exchange Commission on April 7, 2015.

This Amendment amends and restates the sixth paragraph of Item 5 of the Original Schedule 13D in its entirety as set forth below:

(e) On June 15, 2015, following the May 2015 Offering, the Reporting Persons ceased to be deemed the beneficial owner of more than five percent of the Issuer’s shares.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  June 16, 2015

Google Ventures 2011, L.P.

By:		Google Ventures 2011 GP, L.L.C.
Its:		General Partner

By:		Google Inc.
Its:		Managing Member

By:	/s/	Kenneth H. Yi
Name:		Kenneth H. Yi
Title:		Assistant Secretary

Google Ventures 2011 GP, L.L.C.

By:		Google Inc.
Its:		Managing Member

By:	/s/	Kenneth H. Yi
Name:		Kenneth H. Yi
Title:		Assistant Secretary

Google Inc.

By:	/s/	Kenneth H. Yi
Name:		Kenneth H. Yi
Title:		Assistant Secretary